Exhibit 99.6

CONSENT OF RAMON MENDOZA REYES

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sandstorm Gold Ltd. (the “Company”) for the year ended December 31, 2018 (collectively, the “Annual Report”), I, Ramon Mendoza Reyes, P. Eng., consent to the use of and references to my name, including as an expert or “qualified person,” with respect to the disclosure on the Santa Elena mine contained in the Annual Report and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2018.

I also consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-229756), as amended.

Date: March 22, 2019	/s/ Ramon Mendoza Reyes
	Name:	Ramon Mendoza Reyes, P. Eng.
	Title:	Vice President Technical Services for First Majestic Silver Corp.